UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 332nd MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 30th

1.         DATE, TIME AND PLACE: At 09:00 a.m., on November, 30th, 2017 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”).

4.         PRESIDING BOARD: Chairman – Yumeng Zhao and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

The Board Members, Mr. Marcelo Moraes and Mr. Antônio Kandir put on record the important and productive trip to China that was taken in the beginning of the month by the Board Members, with visits to several business units of State Grid.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i) To take cognizance and discuss the following matters examined by the Board’s Advisory Committees and Commissions during the month of November: (a) Management Processes, Risks and Sustainability Committee: 1) Balance relocation between CCM contracts for RGE concession area; 2) Amendment to the contracts for the Construction and Maintenance of Lines and Transmition Networks - CCM-T; 3) Contracting of Recloser for the CPFL Group; and 4) Review of the Power Trading`s Market Risk Limit. (b) Corporate Finance and Budget Commission: 1) Declaration of Interest on Equity (JCP); 2) Interim Dividends CPFL Geração; 3) AFAC for covenants' maintenance - CPFL Paulista e RGE; 4) Funding to CPFL Energia to upkeep Financial Convenants in CPFL Paulista and RGE by means of Addition for Capital Increase (“AFAC”); 5) Limit Update for Insurance Guarantee Issue; 6) Credit Limit Update 2018 for CPFL Brasil, CPFL Brasil Varejista. (c) Strategy Work Commission: 1) Review of the Power Trading`s Market Risk Limit; 2) Amendment to energy concession contract of SPP’s Macaco Branco and Rio do Peixe; and 3) Renewal of prior approval for power purchase and sale operations of CPFL Group.

(ii) To take cognizance of the managerial highlights and material facts occurred since the last meeting of the Board of Directors, as reported by the Chief Executive Officer.

(iii) To recommend, in the terms of Resolution n. 2017113-E of the Board of Executive Officers, to its representatives in the administrative bodies of CPFL Energia’s controlled companies, the amendment of value and addition of extension to CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) contracts for construction, reconstruction and maintenance services in transmission lines and substations (“CCM – T”); and the execution of a contract between CPFL Serviços and RGE Sul Distribuidora de Energia S.A. (“RGE Sul”) considering the conditions described below:

(a.1) to amend the contract executed between CPFL Serviços and Companhia Paulista de Força e Luz (“CPFL Paulista”), under number 4600054817, to increase the value of up to R$ 63,855,000.00 (sixty-three million, eight hundred and fifty-five thousand reais), changing the total value from R$ 45,088,021.13 (forty-five million, eighty-eight thousand, twenty-one reais and thirteen cents), to up to R$ 108,943,021.13 (one hundred and eight million, nine hundred and forty-three thousand, twenty-one reais and thirteen cents), as well as to extend the term of validity from thirty-six (36) to forty-eight (48) months;

(a.2) to amend the contract executed between CPFL Serviços and Companhia Piratininga de Força e Luz (“CPFL Piratininga”), under number 4600054818, to increase the value of up to R$ 5,000,000.00 (five million reais), changind the value from R$ 21,470,589.97 (twenty-one million, four hundred and seventy thousand, five hundred and eighty-nine reais and ninety-seven cents), to up to R$ 26,470,589.97 (twenty-six million, four hundred and seventy thousand, five hundred and eighty-nine reais and ninety-seven cents), as well as to extend the term of validity from thirty-six (36) to forty-eight (48) months;

(a.3) to amend the contracts executed between CPFL Serviços and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”); Companhia Sul Paulista de Energia (“Sul Paulista”); Companhia Leste Paulista de Energia (“Leste Paulista”); Companhia Luz e Força de Mococa (“CPFL Mococa”); Companhia Jaguari de Energia (“CPFL Jaguari”); Rio Grande Energia S/A (“RGE”) to extend the term of validity from thirty-six (36) to forty-eight (48) months

(b) to execute a new contract between CPFL Serviços and RGE Sul, in the total amount of up to R$ 27,593,000.00 (twenty-seven million, five hundred and ninety-three thousand reais).

(iv) To recommend, in the terms of Resolution n. 2017108-E of the Board of Executive Officers, to its representatives in the Board of Directors of RGE the approval of: (a) the execution of an amendment of value to the current contracts for continuous services for construction and maintenance of electric lines (“CCM”) signed between RGE and the suppliers Instaladora Elétrica Mercúrio Ltda., Tiaraju Engenharia Ltda., Inova Construções Elétricas Ltda.-EPP and Jobel Engenharia Ltda., as described below; and (b) balance relocation among current contracts signed by RGE and the suppliers Monpar Construções Ltda., Procel Projetos e Construções Elétricas Ltda. and Tiajaru Engenharia Ltda., keeping the original contract period, with term until June 30, 2018, as follows:

(a.1) to amend the CCM contract signed with the supplier Instaladora Elétrica Mercúrio Ltda., under number 4600052420, to add the value of R$ 12,636,526.18 (twelve million, six hundred and thirty six thousand, five hundred and twenty six reais and eighteen cents) changing the total value from R$ 44,672,575.24 (forty-four million, six hundred seventy-two thousand, five hundred and seventy-five reais and twenty-four cents) to R$ 57,309,101.42 (fifty-seven million, three hundred and nine thousand, one hundred and one reais and forty-two cents);

(a.2) to amend the CCM contract signed with the supplier Tiaraju Engenharia Ltda., under number 4600052421, to add the value of R$ 2,559,927,11 (two million, five hundred and fifty-nine thousand, nine hundred and twenty-seven reais and eleven cents) changing the total value from R$ 26,113,595.12 (twenty six million, one hundred and thirteen thousand, five hundred and ninety-five reais and twelve cents) to R$ 28,673,522.23 (twenty-eight million, six hundred seventy-three thousand, five hundred twenty-two reais and twenty-three cents);

(a.3) to amend the CCM contract signed with the supplier Inova Construções Elétricas Ltda.-EPP¸ under number  4600052429, to add the value of R$ 2,395,868.68 (two million, three hundred and ninety-five thousand, eight hundred and sixty-eight reais and sixty-eight cents),  changing the total value from R$ 6,507,167.28 (six million, five hundred and seven thousand, one hundred and sixty-seven reais and twenty-eight cents) to R$ 8,903,035.96 (eight million, nine hundred and three thousand, thirty-five reais and ninety-six cents);

(a.4) to amend the CCM contract signed with the supplier Jobel Engenharia Ltda., under number 4600052702, to add the value of R$ 6,341,099.43 (six million, three hundred and forty-one thousand, ninety-nine reais and forty-three cents), changing the total value from R$ 21,096,911.05 (twenty-one million, ninety-six thousand, nine hundred and eleven reais and five cents) to R$ 27,438,010.48 (twenty seven million, four hundred and thirty eight thousand, ten reais and forty-eight cents);

(b.1) to amend the CCM contract signed with the supplier Tiaraju Engenharia Ltda., under number 4600052422, after a relocation of balance operated among other CCM contracts, in order to add the value of R$ 1,215,197.31 (one million, two hundred and fifteen thousand, one hundred and ninety-seven reais and thirty-one cents), changing the total value from R$ 30,670,587.21 (thirty million, six hundred and seventy thousand, five hundred and eighty-seven reais and twenty one cents) to R$ 31,885,784.52 (thirty-one million, eight hundred and eighty-five thousand, seven hundred and eighty-four reais and fifty-two cents);

(b.2) to amend the CCM contract signed with the supplier Procel Projetos e Construções Elétricas Ltda., under number 4600052424, after a relocation of balance operated among other CCM contracts, in order to add the value of R$ 4,092,046.19 (four million, ninety-two thousand, forty-six reais and nineteen cents), changing the total value from R$ 46,201,513,09 (forty-six million, two hundred and one thousand, five hundred and thirteen reais and nine cents) to R$ 50,293,559.28 (fifty million, two hundred and ninety-three thousand, five hundred and fifty-nine reais and twenty-eight cents);

(b.3) to amend the CCM contract signed with the supplier Monpar Construções Ltda., under number 4600052428, after a relocation of balance operated among other CCM contracts, in order to reduce the value of R$ 5,307,243.50 (five million, three hundred and seven thousand, two hundred and forty-three reais and fifty cents), changing the contract value from R$ 42,287,014.51 (forty-two million, two hundred and eighty-seven thousand, fourteen reais and fifty-one cents) to R$ 36,979,771.01 (thirty-six million, nine hundred and seventy-nine thousand, seven hundred and seventy-one reais and one cent).

(v) To recommend, in the terms of Resolution n. 2017112-E of the Board of Executive Officers, to its representatives on the Administrative Bodies of CPFL Energia’s controlled companies, the execution of new contracts for the acquisition of reclosers and panels, in the total amount of up to R$ 90,770,249.41 (ninety million, seven hundred and seventy thousand, two hundred and forty-nine reais and forty-one cents), as follows: (I) with the company SCHNEIDER ELECTRIC BRASIL LTDA., in the total amount of up to R$ 64,299,006.30 (sixty-four million, two hundred and ninety-nine thousand and six reais and thirty cents), with quarterly readjustment limited to the percentage of variation of the formula 0.90 USD + 0.10 MO in the period; (II) with the company ARTECHE EDC EQUIPAMENTOS E SISTEMAS S.A., in the total amount of up to R$ 26,471,243.11 (twenty-six million, four hundred and seventy-one thousand, two hundred and forty-three reais and eleven cents), with quarterly readjustment limited to the percentage of variation of the formula 0.90 USD + 0.10 MO in the period. For all acquisitions, taxes and expenses are included, with an execution period of twenty-four (24) months, considered from the date of the signing of the contract, with October 2017 price basis, and the amount defined below per company can variate according to the demand of each Power Distribution Company, as long as it does not exceed the total amount approved for each supplier and the total amount above mentioned, split among companies as shown below:

(a) to execute a contract between CPFL Paulista and (a.i) SCHNEIDER ELECTRIC BRASIL LTDA., in the total amount of up to R$ 23,264,908.20 (twenty-three million, two hundred and sixty-four thousand, nine hundred and eight reais and twenty cents), and (a.ii) ARTECHE EDC EQUIPAMENTOS E SISTEMAS S.A., in the total amount of up to R$ 10,002,477.42 (ten million, two thousand, four hundred and seventy-seven reais and forty-two cents);

(b) to execute a contract between RGE and (b.i)  SCHNEIDER ELECTRIC BRASIL LTDA., in the total amount of up to R$ 16,462,401.90 (sixteen million, four hundred and sixty-two thousand, four hundred and one reais and ninety cents), and (b.ii) ARTECHE EDC EQUIPAMENTOS E SISTEMAS S.A., in the total amount of up to R$ 6,224,647.00 (six million, two hundred and twenty-four thousand, six hundred and forty-seven reais);

(c) to execute a contract between CPFL Piratininga and (c.i) SCHNEIDER ELECTRIC BRASIL LTDA., in the total amount of up to R$ 9,340,992.00 (nine million, three hundred and forty thousand, nine hundred and ninety-two reais), and (c.ii.) ARTECHE EDC EQUIPAMENTOS E SISTEMAS S.A., in the total amount of up to R$ 4,080,574.55 (four million, eighty thousand, five hundred and seventy-four reais and fifty-five cents);

(d) to execute a contract between CPFL Jaguari and (d.i.) SCHNEIDER ELECTRIC BRASIL LTDA., in the total amount of up to R$ 7,793,890.20 (seven million, seven hundred and ninety-three thousand, eight hundred and ninety reais and twenty cents), and (d.ii.) ARTECHE EDC EQUIPAMENTOS E SISTEMAS S.A., in the total amount of up to R$ 3,334,159.14 (three million, three hundred and thirty-four thousand, one hundred and fifty-nine reais and fourteen cents); and

(e) to execute a contract between RGE Sul and (e.i) SCHNEIDER ELECTRIC BRASIL LTDA., in the total amount of up to R$ 7,436,814.00 (seven million, four hundred and thirty-six thousand, eight hundred and fourteen reais), and (e.ii)  ARTECHE EDC EQUIPAMENTOS E SISTEMAS S.A., in the total amount of up to R$ 2,829,385.00 (two million, eight hundred and twenty-nine thousand, three hundred and eighty-five reais).

(vi) To recommend, in the terms of Resolution n. 2017098-E of the Board of Executive Officers, to its representatives in the Board of Directors of CPFL Geração de Energia S.A (“CPFL Geração”) the approval of execution of the Amendment to the Electricity Generation Concession Agreements on 010/1999 (PCH Rio do Peixe) and on 009/1999 (PCH Macaco Branco ), which include the following subclause: "Sub-Clause Ninth - If errors or inconsistencies are detected in the calculations referred to in art. 15 of Law No. 12,783 of January 11, 2013, the adjustment and compensation of the calculated values shall be performed at the time of the RAG review process," without amendment of the other clauses previously contracted.

(vii) To approve, in the terms of Resolution n. 2017118-E of the Board of Executive Officers, the renewal of the power purchase and sales amount limit by the trading companies of CPFL Group: CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”) Sul Geradora Participações S.A. (“Sul Geradora”) and CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”), according to the following conditions: (a) a total cumulative amount of purchase up to 9,000,000.00 MWh (nine million megawatt hours); and (b) a total cumulative amount of sales up to 9,000,000.00 MWh (nine million megawatt-hours), as of the date of the approval, regarding the terms and conditions mentioned in the Resolution nº 2016043-E.

(viii) To approve, in the terms of Resolution n. 2017123–E of the Board of Executive Officers, (a) the replacement of the current CPFL Energia Trading Companies risk limit methodology of CPFL Group; (b) the cancellation of the current year (“A” year) risk limit and (c) the definition of the current year directional position limit alteration.

(ix) To recommend, in the terms of Resolution n. 2017117–E of the Board of Executive Officers, to its representatives in the administrative bodies of CPFL Brasil, CPFL Planalto, CPFL Cone Sul, CPFL Meridional and CPFL Sul Geradora, CPFL Brasil Varejista the approval of the credit risk limit of CPFL Brasil portfolio, including the portfolio of the following companies: CPFL Planalto, CPFL Cone Sul, CPFL Meridional, Sul Geradora and the credit risk limit of the CPFL Brasil Varejista’s portfolio.

(x) To recommend, in the terms of Resolution n. 2017110-E of the Board of Executive Officers, to its representatives in the administrative bodies of its controlled companies: CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Santa Cruz, Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, CPFL Jaguariúna Participações Ltda., CPFL Eficiência Energética S.A., CPFL Brasil, CPFL Geração, CPFL Serviços, CPFL Transmissão Piracicaba S.A., CPFL Transmissão Morro Agudo S.A., CPFL Telecom S.A. the approval: (a) of the issuance of insurance guarantee policies for Judicial, Bidder, Performance and Financial line, respecting the approved global limit of R$ 4,229,000,000.00 (four billion, two hundred and twenty nine million reais); and (b) of the inclusion of any 100% controlled companies that are incorporated or created in CPFL Group in the list of companies authorized to issue insurance guarantee policies, with CPFL Energia's corporate guarantee, both on policies which have already been issued and on those yet to be issued.

(xi) To approve, in the terms of Resolution n. 2017121–E of the executive Board of Officers, the execution of a Foreign Currency Loan, based on Law 4,131/62, with CDI swap, as well as assignment of this swap as guarantee, debenture issues and/or other working capital operations, which shall be executed until December 31st 2017, upon the following conditions: approved amount of up to R$ 200,000,000.00 (two hundred million reais), or the equivalent amount in dollars for transactions with maturity date not inferior to three (3) years.

(xii) To recommend, in the terms of Resolution n. 2017122-E of the Board of Executive Officers, to its representatives in the Board of Directors of CPFL Paulista and Board of Directors of RGE the approval of execution of the proposals resource contributions, by means of an Addition for Future Capital Increase (“AFAC”), which shall be paid by CPFL Energia in the total amount needed to safeguard the financial covenants upkeep, as follows: AFAC to CPFL Paulista and AFAC to RGE, cumulatively, in the total amount up to R$ 600,000,000.00 (six hundred  million reais).

(xiii) To recommend, in the terms of Resolution n. 2017115-E of the Board of Executive Officers, to its representatives in the deliberative bodies of the subsidiaries the proposal to declare Interest on Equity, in the amounts and to the subsidiaries companies described below, to be allocated to mandatory minimum dividends for the fiscal year of 2017, with the corresponding accounting records on November 30, 2017 and payments will occur on a date to be defined by the respective administrative bodies of CPFL Geração, CPFL Paulista, CPFL Piratininga, CPFL Jaguari de Geração de Energia Ltda., CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Brasil and CPFL Atende Centro de Contatos e Atendimentos Ltda..

(xiv) To recommend, in the terms of Resolution n. 2017099-E of the Board of Executive Officers, to its representatives in the Board of Directors of CPFL Geração, the proposal for interim dividend, the payment to shareholders will occur on a date to be defined by the respective Executive Board, considering the availability of cash.

(xv) To approve the adjustments in the targets of CPFL Executives (Short Term – ICP), considering (i) a logistics optimization in CPFL Servicos’ expansion plan, (ii) a new guideline regarding the pre-funding strategy from SGCC to CPFL, and (iii) recent guidelines from Boad of Directors for growth to consider MTO schedule and new focus, in accordance with the material filed in the headquarters of the Company.

Afterwards, the following items were presented: (a) Transmission Bid 002/2017; (b) Monthly Results; (c) Business Development Follow-up; (d) Monthly Health and Safety Report; and (e) Pipeline of November to February.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Yuhai Hu, Mr. Daobiao Chen, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao (Chairman), Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

Campinas, November, 30th, 2017.

Yuhai Hu

Chairman/Presidente

Gustavo Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 7, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.